

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2011

Via E-mail
Manuel E. Iglesias
Chief Executive Officer and President
Hygea Holdings Corp.
9100 South Dadeland Blvd., Suite 1500
Miami, FL 33156

> **Re:** **Hygea Holdings Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 21, 2011**
> **File No. 333-174252**

Dear Mr. Iglesias:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

FORM S-1

Management's Discussion and Analysis
Application of Critical Accounting Policies and Estimates
Revenues, page 29

1. You state in response to comment two that you do not believe the shortfall of $118,402 in your estimated premiums accrued during 2009 is material. Please provide us with your analysis of how you determined that this error was not quantitatively or qualitatively given that your net operating income was $142,202 in 2009. Please also provide the discussion that was requested in our comment 20 on June 13, 2011.

2. You disclose that stop loss reinsurance coverage is purchased from CarePlus under your administrative service contract with this provider to cover catastrophic claims or

to limit aggregate annual costs. You also disclose that you recorded premiums and benefit expenses related to these stop loss insurance contracts as expenses and revenues received from the provider as patient fees in the statement of operations. Management is of the opinion that the inclusion of stop loss insurance as revenues provided a better presentation in light of the existing reporting model of revenues under the At-Risk Administrative Service Contracts with HMO's. Please tell us the following:

- How your accounting policy for stop loss insurance is consistent with ASC 944 and cite for us the specific accounting literature that supports your accounting for this reinsurance;
- The reinsurance accounting entries that you record under your administrative service contracts, and
- Why management believes that including stop loss reinsurance as revenue enhances disclosures under your At-Risk Administrative Service Contracts with HMO's.

Liquidity and Capital Resources, page 32

3. You have accounts receivable due from CarePlus of $2.5 million at September 30, 2011. This represents a significant increase in relation to the increases in revenues and the accounts receivable due from CarePlus of $1.6 million at December 31, 2010 and $.2 million at December 31, 2009. The receivable balance from Careplus has resulted in a working capital surplus that you highlight in your disclosures. Please enhance your liquidity disclosures as follows:

- Disclose the number of days sales in receivables for CarePlus and in total;
- Disclose the amount of receivables past due more than 180 days, 365 days and any other metric that you consider useful for an investor;
- Disclose whether there has been any material change in the amount or timing of cash received from CarePlus in the past year, and
- Disclose the processes employed by management to monitor credit risks and the concentration of credit risk with CarePlus.

Consolidated Financial Statements
Revenues, page F-8

4. Refer to our previously issued comment number seven and tell us where you described how you determine the timing and the amount of recognizing the license and consulting fees.

Claims Payable, page F-10

5. We acknowledge your response to prior comment nine. You disclose in various parts of the filing that claims payable represents one of your most significant estimates. Please disclose the nature of the claims payable, your method of establishing claim reserves, the claim amounts that are offset against your accounts receivable and your

legal justification for offsetting claims payable against accounts receivable. Please also disclose the impact of reasonably likely changes in your estimated claims payable on your financial position and operating results.

R. Restatement, page F-19

6. Please revise your disclosure to ensure that you have explained all restatement items. For example, you seem to have omitted the discussion for the restatements relating to Opa-Locka acquisition and improper classification of receivable for shares issued. In addition, quantify the impact of each restatement items in accordance with ASC 250-10-50-7. Furthermore, clearly identify that each restatement was the result of an error. Please also address whether identifying the revenue reclassification and the impact of the amendment to the share exchange agreement as restatements are appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Kei Ino at (202) 551-3659 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Nandini Acharya at (202) 551-3495 or, if she is not available, Dan Greenspan at (202) 551-3623 or me with any other questions.

Sincerely,

/s/ Daniel S. Greenspan

Jeffrey Riedler
Assistant Director

cc: <u>Via E-mail</u>
       Stephen M. Fleming, Esq.
       Fleming PLLC
       49 Front Street, Suite 206
       Rockville Centre, New York 11570